SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

AMBEV ANNOUNCES NEW CHIEF EXECUTIVE OFFICER

Ambev S.A. (“Company” or “Ambev”) announces that effective January 1st, 2025 Mr. Carlos Eduardo Klutzenschell Lisboa, current Board Member and Zone President of the Middle Americas Zone (“MAZ”) at Anheuser-Busch InBev SA/NV (“AB Inbev”), was appointed Chief Executive Officer of the Company, replacing Mr. Jean Jereissati Neto, who will become the MAZ Zone President at AB Inbev. Mr. Carlos Eduardo Klutzenschell Lisboa will leave the Company’s Board of Directors also effective January 1st, 2025.

Mr. Carlos Eduardo Klutzenschell Lisboa holds a degree in business administration, and since 1993 has held several sales and marketing leadership roles at the Company and at AB Inbev, including, Ambev’s Marketing Vice-President from 2005 to 2011, President of Labatt in Canada from 2013 to 2014, Global Vice President for Global Brands at AB Inbev from 2014 to 2016, President of Latin America South at Ambev from 2016 to 2018, and MAZ Zone President at AB Inbev since January 2019.

São Paulo, August 27, 2024.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer